Exhibit 99


(1) Pursuant to the Consulting Agreement, dated July 1, 2005, among the Issuer and the Reporting Person, the Reporting Person will be issued shares of the Issuer's common stock as compensation for consulting services rendered to the Issuer as follows: 20,000 shares by July 10, 2005 and 5,000 shares on the first day of each month for the eight month period following July 1, 2005. As of August 2, 2005, the Reporting Person has been issued 25,000 shares pursuant to the Consulting Agreement.

(2) The common stock options are awarded for services rendered to the Issuer by the Reporting Person in his capacity as a director of the Issuer. The common stock options will vest quarterly over a three year period, commencing three months after July 29, 2005, so that 28,750 options will vest every three months. All the common stock options will vest automatically upon a change in control of the Issuer. The common stock options are exercisable for three years after the date of vesting.